January 8, 2008

Via EDGAR and Facsimile (202) 772-9210

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:	Kathleen Collins
Jennifer Thompson
Patrick Gilmore

Re:	Informatica Corporation
Form 10-K for the year ended December 31, 2006
Form 10-Q for the period ended June 30, 2007
Forms 8-K filed January 25, 2007, April 19, 2007, July 19, 2007, and
October 18, 2007
File No. 0-25871

Ladies and Gentlemen:

Informatica Corporation (“Informatica” or the “Company”) submits this letter in response to comments from the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) received December 20, 2007, relating to the Company’s Form 10-K for the year ended December 31, 2006, Form 10-Q for the period ended June 30, 2007, and Forms 8-K filed January 25, 2007, April 19, 2007, July 19, 2007, and October 18, 2007 (File No. 0-25871).

In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response.

Securities and Exchange Commission
January 8, 2008

Form 10-K for the year ended December 31, 2006

Management’s Discussion and Analysis, page 28

Results of Operations, page 34

1.           We note your response to the second  bullet point of our prior comment 1. We note that your revenue recognition accounting policy on page 54 does not appear to address product upgrades that are not part of your post-contract services. Since you refer to these product upgrades in your analysis of the increase in your license revenues, please tell us what consideration you gave to disclosing your accounting policy for these upgrades in your financial statements, to better clarify this matter to your readers.

We advise the staff that our revenue recognition policy for the sale of product upgrades that are not part of post-contract services is the same as for our other software products. We charge a software license fee for these upgrades along with the related maintenance fees.

To facilitate the satisfactory resolution of this comment, we will include a reference to these product upgrades in the description of our multiple element arrangements in our revenue recognition accounting policy in our annual report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) as follows:  “The Company’s software license arrangements include the following multiple elements: license fees from our core software products and/or product upgrades that are not part a post-contract services, maintenance fees, consulting, and/or education services”.

2.           We read in your response to the third bullet point of our prior comment 1 that you do not believe that disclosure of quarterly renewal rates would be very meaningful. Please explain to us in more detail how management tracks renewal rates, such as on a quarterly basis, an annual basis, or a trailing 12 month basis. Please help us to better understand why you do not believe it would be meaningful to disclose the renewal rates that management tracks. We remind you that one of the primary objectives of MD&A is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. We further remind you that these key variables and other factors may be non-financial. Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, and advise.

Securities and Exchange Commission
January 8, 2008

We advise the staff that the primary performance indicator management uses to evaluate our maintenance business is the dollar amount of maintenance revenue. We separately disclose, in our MD&A, the maintenance component of our services revenues which provides our investors with a quantitative measure that is comparable to other periods and allows for better understanding of our business and is not disclosed by many of our peers. Management uses maintenance renewal rates calculated on a four quarter rolling average based on the dollar value of maintenance contracts renewed, as one of the multiple secondary indicators to evaluate the maintenance business.  Because management does not consider maintenance renewal rates to be one of the Company’s key performance indicators, we believe that a qualitative discussion of this secondary indicator is sufficient to comply with Release 33-8350. We believe our peers also consider renewal rates to be a secondary indicator which is why we are not aware of any peers that disclose their maintenance renewal rates in a precise quantitative matter. Furthermore, within the past several years, changes in our maintenance renewal rates have not had a material favorable or unfavorable impact on overall service revenues or anticipated future revenues, and accordingly, we believe that our disclosure complies with the requirements of Regulation S-K Item 303(a)(3). If in the future there is a significant increase or decrease in maintenance renewal rates that has a significant impact on current or anticipated future revenues, the Company will expand its disclosure to discuss the extent of such change.

Financial Statements for the Year Ended December 31, 2006

Note 2 – Summary of Significant Accounting Policies

Investments, page 53

3.           We note your response to our prior comment 4. We note that at December 31, 2006, approximately 9% of your total assets were comprised of auction rate securities that you classified as short-term assets. We note that other registrants with investments in auction rate securities have recently had their auctions fail due to turmoil in the credit markets. Please tell us if you held any auction rates securities during 2007. If so, please describe to us any difficulties you have had with these auctions, and the impact any such difficulties have had on your valuation of these investments and your classification of these investments as short-term. Also, tell us how you plan to address these matters in your upcoming December 31, 2007 Form 10-K.

Securities and Exchange Commission
January 8, 2008

During 2007 we held auction rate securities at or below the $65 million level we held at December 31, 2006. During December 2007 our holdings were approximately $21 million. During 2007 and at December 31, 2006, all of our auction rate securities were issued by U.S. based student loan origination and servicing agencies that have been rated by two of the three primary rating organizations as follows:  at a minimum of AAA (S & P and Fitch) or Aaa (Moody’s).  These types of auction rate securities are considered by our professional money managers to be at the lower end of the risk scale.  For example, Moody’s defines an Aaa rating as “Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.” The underlying student loans of all of the student loan auction rate securities which we have owned, are guaranteed by the U.S. government.  Also, over-collateralization or third party insurance provides an additional level of principal assurance of up to 120% of the underlying loan amount.  We have verified with our professional money managers that none of our investments have experienced failed auctions during 2007 and they have no indication that they will have any failed auctions in 2008.

We have analyzed our auction rate securities at December 31, 2006 and the four quarters in 2007 and are aware that the interest rate spread between them and the one-month London Interbank Offered Rate has increased by 112 basis points which indicates some slackening of demand. We will continue to monitor these investments closely.

In accordance with the guidance of Regulation S-K Item 303(a)(1), the Company did not believe its liquidity could materially decrease as a result of a possible future impairment of its investment portfolio due to a failed auction resulting from turmoil in the credit market. We will continue to monitor our investments and if we determine that our liquidity could materially decrease we would expand our disclosure and adjust the valuation and classification as necessary. We currently plan to classify our auction rate securities as short-term investments, a current asset, on our consolidated balance sheet as of December 31, 2007 consistent with our presentation as of December 31, 2006.

Note 3 – Acquisitions, page 64

4.           We note your response to our prior comment 9. Given your statements on pages 65 and 66 that the purchase price allocated to identifiable intangible assets “was determined by a third-party appraiser,” and given that this Form 10-K is incorporated by reference into your Form S-3 filed June 21, 2006, we disagree with your conclusion that Rule 436(b) of Regulation C is not applicable. Please either amend your Form 10-K to remove all references to third-party appraisers or, if you choose to retain these references to appraisers, amend to provide consents from the appraisers.

Securities and Exchange Commission
January 8, 2008

We advise the staff that we will amend our annual report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K/A”) to remove all references to the third-party appraisers within 10 business days upon receipt of satisfactory clearance from the staff of all comments in this letter.

Exhibit 12

5.           We read in your response to our prior comment 10 that Form 10-K does not require disclosure of the ratio of earnings to fixed charges. As indicated in the exhibit table in Item 601(a) of Regulation S-K, the computation of the ratio of earnings to fixed charges contained in Exhibit 12 is applicable to Form 10-K. Given that this Form 10-K is incorporated by reference into your effective debt shelf registration on Form S-3 filed June 21, 2006, it remains unclear to us how you determined that you did not need to provide updated calculations of the ratio of earnings to fixed charges in this Form 10-K. Please explain this matter to us in more detail, or amend your Form 10-K to provide this information in Exhibit 12.

We respectfully advise the staff that although Exhibit 12 is applicable to Form 10-K, the Exhibit 12 calculations are required only for any ratio “which appear in the registration statement or report.”  Because Form 10-K does not require the disclosure of such ratio (i.e., Item 503(d) of Regulation S-K is inapplicable) and because we did not voluntarily include such disclosure in our 2006 Form 10-K, we do not believe that Exhibit 12 was required.  See Item 601(b)(12) of Regulation S-K.  However, to facilitate the satisfactory resolution of this comment, we are prepared to include the calculations of the ratio of earnings to fixed charges contained in Exhibit 12 in our 2006 Form 10-K/A within 10 business days upon receipt of satisfactory clearance from the staff of all comments in this letter.  We will also update calculations of the ratio of earnings to fixed charges in all future Form 10-K filings while the shelf registration on Form S-3 filed on June 21, 2006 remains effective.

Securities and Exchange Commission
January 8, 2008

FORMS 8-K FILED JANUARY 25, 2007, APRIL 19, 2007, JULY 19, 2007 AND OCTOBER 18, 2007

6.           We note from your response to our prior comment 14 that you believe it is useful to provide a non-GAAP measure that excludes stock-based compensation because there are different types of stock-based awards that companies can grant and because SFAS 123(R) allows for different valuation methodologies and subjective assumptions, and we assume you believe these factors could lead otherwise similar companies to report different results. We also note from your response that you did not acquire any companies in 2004 or 2005, but you acquired two companies in 2006, and we assume you believe the irregularity of your acquisitions and resulting amortization expense makes it harder for your investors to compare your recent financial results to your historical financial results. Please consider disclosing more detailed explanations, such as those provided in your response, to your readers to help them better understand the substantive reasons why you believe it is useful to remove each of the recurring expenses contained in your non-GAAP measure.

We advise the staff that we have considered including more detailed explanations in our revised disclosure regarding our use of non-GAAP financial measures that we propose to use in future earnings releases. We have attached as Exhibit A the further revised disclosure with additions underlined.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

Securities and Exchange Commission
January 8, 2008

Please direct your questions or comments to me at (650) 385-5000.  In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (650) 385-5500, as well as that of Jose F. Macias of Wilson Sonsini Goodrich & Rosati, our outside corporate counsel, at (650) 493-6811.  Thank you for your assistance.

Sincerely,

INFORMATICA CORPORATION

/s/ Mark Pellowski
Mark Pellowski
Vice President, Finance

Enclosures

cc:	Peter M. McGoff, Informatica Corporation
Jose F. Macias, Esq., Wilson Sonsini Goodrich & Rosati
Michael D. Bobroff, Ernst & Young LLP

EXHIBIT A

Non-GAAP Financial Information

To supplement Informatica’s condensed consolidated financial statements prepared and presented on a GAAP basis, Informatica uses non-GAAP financial measures of net income and net income per share.  These measures are adjusted from net income or net income per share prepared in accordance with GAAP to exclude the charges and expenses discussed above.  The presentation of these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for, or superior to, net income or net income per share prepared in accordance with GAAP.

Informatica believes the disclosure of such non-GAAP financial measures is appropriate to enhance an overall understanding of its financial performance, its financial and operational decision making, and as a means to evaluate period to period comparisons. These adjustments to the company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of Informatica’s performance, by excluding certain expenses and expenditures such as non-cash charges and discrete charges that are infrequent in nature, such as charges related to acquisitions, that may not be indicative of its underlying operating results.  In addition, Informatica believes these non-GAAP financial measures are useful to investors because they allow for greater transparency into the indicators used by management as a basis for its financial and operational decision making.  Informatica believes that the disclosure of these non-GAAP financial measures provides consistency and comparability of its recent financial results with its historical financial results, as well as to the operating results of similar companies in Informatica’s industry, many of which present similar non-GAAP financial measures to investors. As an example, Informatica believes that it enhances comparability with similar companies’ operating results by excluding stock-based compensation in its non-GAAP financial measures because of the different types of stock-based awards that companies may grant and because SFAS 123(R) allows companies to use different valuation methodologies and subjective assumptions. In addition, Informatica believes that both management and investors benefit from referring to these non-GAAP financial measures when planning, analyzing and forecasting of future periods.

There are a number of limitations related to these non-GAAP financial measures: (1) the non-GAAP measures exclude some costs that are recurring, particularly share-based payments, and we believe that share-based compensation will continue to be a significant recurring expense for the foreseeable future; because share-based compensation is an important part of our employees’ compensation, such payments can impact their performance; and (2) the items we exclude in our non-GAAP measures may differ from the components our peer companies exclude when they report their non-GAAP measures.  Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from non-GAAP measures and evaluating non-GAAP measures together with the corresponding measures calculated in accordance with GAAP.